Exhibit 99.1

SDRL – Seadrill Limited Intention to Delist from the New York Stock Exchange (NYSE)

Hamilton, Bermuda, June 1, 2020 – Seadrill Limited (“Seadrill” or the “Company”) today announces its intention to delist from the New York Stock Exchange (NYSE).

On March 26, 2020, Seadrill received written notice from the NYSE that it was not in compliance with the NYSE continued listing standard with respect to the minimum average share price required, because the average closing price of its common shares had fallen below $1.00 per share over a period of 30 consecutive trading days. On April 8, 2020, the Company provided the required notice to the NYSE, in which the Company stated its intent to seek a cure of its non-compliance with the NYSE continued listing standard at that time.

Given a material change in the macro environment and the impact of COVID-19 on the Company, and taking into account other factors associated with maintaining a NYSE listing, the Board of Directors has determined that delisting from the NYSE is in the best interests of the Company.

The Company has notified the NYSE of the Board’s decision to proceed with a delisting. The Company intends to file a Form 25 with the US Securities and Exchange Commission (the “SEC”) on or about June 11, 2020 in order to delist its common shares from the NYSE, which will occur ten days thereafter upon effectiveness of the Form 25. Accordingly, the Company anticipates that the last day of trading on the NYSE will be on or about June 19, 2020, which is the last trading day prior to the effectiveness of the Form 25.

Seadrill Limited will retain its listing on the Oslo Børs under the ticker symbol ‘SDRL’. A shareholder who wishes to transfer its shares between the NYSE and the Oslo Stock Exchange should contact its broker for more information in this respect. The Company anticipates that its common shares will trade in the over the counter (“OTC”) market if one or more brokers chooses to make a market for our common shares. The Company does not expect the transition to the OTC to affect business operations. The decision to delist will not impact the Company’s intent to continue to make required filings with the SEC.

-ENDS-

FORWARD LOOKING STATEMENTS

This news release includes forward looking statements. Such statements are generally not historical in nature, and specifically include statements about the Company’s plans, strategies, business prospects, changes and trends in its business, the markets in which it operates and its restructuring efforts. These statements are made based upon management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this news release. Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should keep in mind the risks described from time to time in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F (File No. 333-224459). The Company undertakes no obligation to update any forward looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act